SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[December 14, 2004]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
METSO'S NOMINATION COMMITTEE REPRESENTATIVES

SIGNATURES

Date     December 14, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

METSO’S NOMINATION COMMITTEE REPRESENTATIVES

(Helsinki, Finland, December 14, 2004) — Metso Corporation (NYSE: MX; OMX: MEO)
Metso’s Annual General Meeting decided on April 6th, 2004 to establish a Nomination Committee of the Annual General Meeting to prepare proposals for the following General Meeting to be held on April 4th, 2005 on the composition of the Board of Directors along with the director remuneration. The Annual General Meeting decided that the Nomination Committee would consist of the representatives of Metso’s four biggest registered shareholders as of December 1st, 2004 along with the Chairman of Metso’s Board of Directors as an expert member.

Metso’s four biggest registered shareholders on the given date were UPM-Kymmene Corporation, State of Finland, Ilmarinen Mutual Pension Insurance Company and Varma Mutual Pension Insurance Company. These shareholders have chosen the following persons as their representatives on Metso’s Nomination Committee: Heikki Sara (Chairman of the Nomination Committee), Executive Vice President, Strategy (UPM-Kymmene Corporation); Markku Tapio, Director General, State Shareholdings unit (State of Finland); Kari Puro, President and CEO (Ilmarinen) and Matti Vuoria, President and CEO (Varma). The Chairman of Metso’s Board of Directors Matti Kavetvuo serves as the Committee’s expert member.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2003, the net sales of Metso Corporation were EUR 4.3 billion. Metso has approximately 23,000 employees in over 50 countries. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Helena Aatinen, Senior Vice President, Corporate Communications and Stakeholder Relations, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.